ShawPittman LLP

A Limited Liability Partnership Including [redacted] *Corporations*

05005604

Thomas J. Plotz
(202) 663-8544
thomas.plotz@shawpittman.com

February 1, 2005

SUPPL

RECD S.E.C.
FEB - 2 2005
1086

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the period of January 22, 2005, to January 31, 2005, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact me.

Very truly yours,

Thomas J. Plotz

PROCESSED
FEB 08 2005
THOMSON FINANCIAL

Attachments

cc: The Bank of New York
Kevin Russeth

Exhibit Index on Page 2

2300 N Street, NW Washington, DC 20037-1128 | 202.663.8000 Fax: 202.663.8007 | www.shawpittman.com | Washington, DC Northern Virginia New York Los Angeles London

SEC file number 082-34852

Exhibit A – Exhibit Index

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from January 22, 2005 to January 31, 2005

Doc. date	Price sens.	Headline	#pgs.	Page Number
31/01/2005	!	Commitments Test Entity - Second Quarter Report	6	3
24/01/2005		Results of General Meeting	2	9

SEC File number 082-34852

ASX LODGEMENT COVER PAGE

Company: QRSCIENCES HOLDINGS LIMITED
Code: QRS
HOMEX: Perth
Document Date: 31/01/05
Document Ref (QRS Holdings Reference): 215
Release Time: Immediate
Subject Line: Appendix 4C – Quarterly Report

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

QRSciences Holdings Limited

ABN	Quarter ended ("current quarter")
27 009 259 876	31 December 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6months) $A'000
1.1	Receipts from customers		37	123
1.2	Payments for	(a) staff costs	(819)	(1,574)
		(b) advertising and marketing	-	-
		(c) research and development	(703)	(1,205)
		(d) leased assets	-	-
		(e) other working capital	(704)	(1,207)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		34	73
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(2,155)	(3,790)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,155)**	**(3,790)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) Intellectual property	-	-
	(d) Physical non-current assets	-	-
	(e) other non-current assets	(16)	(16)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(16)	(16)
1.14	**Total operating and investing cash flows**	(2,171)	(3,806)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	313	5,985
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	313	5,985
	Net increase (decrease) in cash held	(1,858)	2,179
1.21	Cash at beginning of quarter/year to date	6,741	2,704
1.22	other adjustments		
1.23	**Cash at end of quarter**	4,883	4,883

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	Nil
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	4,883	6,741
4.2 Deposits at call	-	-
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	4,883	6,741

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Rob Orr

Sign here: Date: 31/01/05
(Company Secretary)

Print name: Rob Orr

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

SEC file number 082-34852

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company: QRSciences Holdings Limited
Code: QRS
HOMEX: Perth
Document Date: 24/01/05
Document Ref : 214
Release Time: Immediate
Subject: QRSCIENCES SHAREHOLDER MEETING RESULTS

QRSciences
Holdings Limited

Australian Stock Exchange
Company Announcement Office

24 January 2005

QRSciences Holdings Limited (ASX: QRS)

The Board of Directors of QRSciences Holdings Limited ("Company") is pleased to announce that all resolutions put to the Company's members at the General Meeting held 24 January 2005 were carried on show of hands.

In accordance with Section251AA of the Corporations Act 2001, the Company advises that it received proxy votes that were voted on as follows:

Proxy Voting Summary

		For	Against	Abstain	Proxy
Resolution	**1. Ratify past issue of QRSH Options**	16,223,600	181,539	-	1,283,119
	2. Amendment of Constitution	16,323,600	81,539	-	1,283,119
	3. Approval of Terms of Converting Preference Shares	16,313,600	81,539	-	1,293,119

Rob Orr.

Rob Orr
Company Secretary